Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-120975

Date: May 17, 2005

[Form of US Announcement Released on May 17, 2005]

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HMY CUSIP 38059T106/38059R100

(“Harmony”)

May 17, 2005

Tribunal Rules in Harmony’s Favor

As previously announced, the South African Competition Tribunal ruled in favor of Harmony’s offer for Gold Fields on May 10, 2005. All conditions to Harmony’s offer set forth in the prospectus and offer to exchange dated February 25, 2005 (“Prospectus”) have therefore now been satisfied and the offer for Gold Fields is therefore now unconditional in all respects.

Harmony’s offer will remain open until 6.00 a.m., New York City time, on Friday, May 20, 2005. Harmony will accept and commence settling Gold Fields securities tendered into the U.S. offer, and not withdrawn, at 6.00 a.m., New York City time, on Friday, May 20, 2005. Until such time, shareholders are advised that they continue to have the right to withdraw any Gold Fields securities tendered and should complete appropriate withdrawal procedures as soon as practicable if they have tendered Gold Fields securities, but no longer wish to accept Harmony’s offer. Shareholders should note that there will not be a subsequent offering period upon expiration of the offer on May 20, 2005; accordingly, shareholders who wish to tender their Gold Fields American Depositary Receipts (“ADRs”), whose ADRs are not immediately available or are unable to tender securities before such time, should comply with the guaranteed delivery procedures set forth in the Prospectus within the time allotted.

Shareholders are urged to read carefully the prospectus supplement containing Harmony’s unaudited interim financial statements for the eight-month period ended February 28, 2005 and submitted to the U.S. Securities and Exchange Commission (“SEC”) on May 13, 2005 as the prospectus supplement contains important information. A copy of the prospectus supplement, also filed pursuant to Rule 424(b), is available on the SEC’s website at http://www.sec.gov. Shareholders may also request a copy of the prospectus supplement from MacKenzie Partners, Inc. on (800) 322-2885.

ENDS

Issued by (direct line, mobile, email):

Harmony Gold

Ferdi Dippenaar	+27 11 684 0140	+27 82 807 3684
Brenton Saunders	+27 11 684 0140
Vusi Magadana	+27 11 684 0140

South Africa – Beachhead Media & Investor Relations

Jennifer Cohen	+27 11 214 2401	+27 82 468 6469	jennifer@bmsa.co.za
Patrick Lawlor	+27 11 214 2410	+27 82 459 6709	patrick@bmsa.co.za

United States – Financial Dynamics Business Communications

Hollis Rafkin-Sax	+1 212 850 5789	+1 917 509 0255	hrafkin-sax@fd-us.com
Torie Pennington	+1 212 850 5629	+1 917 838 1369	tpennington@fd-us.com

United Kingdom – Financial Dynamics Business Communications

Nic Bennett	+44 207 269 7115	+44 7979 536 619	nic.bennett@fd.com
Charles Watenphul	+44 207 269 7216	+44 7866 438 013	charles.watenphul@fd.com

US Information Agent – MacKenzie Partners, Inc

Daniel Burch	+212 929 5500	proxy@mackenziepartners.com
Steve Balet	+800 322 2885

Unless the context otherwise requires, the definitions contained in the offer document or the registration statement sent to Gold Fields shareholders have the same meaning in this announcement.

The directors of Harmony accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement (File no: 333-120975) on Form F-4 (which was declared effective by the Securities and Exchange Commission (“SEC”) on February 28, 2005) and filed a final prospectus, dated February 25, 2005, with the SEC pursuant to Rule 424(b)(3) of the Securities Act of 1933, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (“ADSs”)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the United States and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement, the related exchange offer materials and the final prospectus, the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, related exchange offer materials, the final prospectus and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. Investors and holders of Gold Fields securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent. The final prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this communication should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony has sent to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.